Exhibit 2.1

Execution Copy

CONFIDENTIAL

SECOND WAIVER AND AGREEMENT

This SECOND WAIVER AND AGREEMENT, dated as of November 29, 2017 (this “Agreement”), is by and among Genworth Financial, Inc., a Delaware corporation (the “Company”), Asia Pacific Global Capital Co., Ltd., a limited liability company incorporated in the People’s Republic of China (“Parent”), and Asia Pacific Global Capital USA Corporation, a Delaware corporation (“Merger Sub”) (each of the Company, Parent and Merger Sub, a “Party” and collectively, the “Parties”). Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, the Company, Parent and Merger Sub have entered into that certain (i) Agreement and Plan of Merger, dated as of October 21, 2016 (the “Merger Agreement”), and (ii) Waiver and Agreement, dated as of August 21, 2017 (the “Waiver”);

WHEREAS, pursuant to Section 7.1(b) of the Merger Agreement it is a condition to the obligations of each of the Parties to effect the Merger that, prior to the Effective Time, the Parties shall have obtained the required non-PRC Regulatory Approvals including the Parent Approvals referred to in Section 7.1(b) of the Parent Disclosure Letter, the Company Approvals referred to in Section 7.1(b) of the Company Disclosure Letter and any other approvals from any Governmental Entity with competent jurisdiction for which the failure to obtain such approval would subject the Company, Parent, or their respective Affiliates, or any of their respective directors, officers, other employees or Representatives to any criminal liability;

WHEREAS, Section 8.2(a) of the Merger Agreement provides that the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if the Merger shall not have been consummated by the August 31, 2017 (the “End Date”), whether such date is before or after the date of adoption of the Merger Agreement by the stockholders of the Company referred to in Section 7.1(a) of the Merger Agreement; provided, that the right to terminate the Merger Agreement under Section 8.2(a) of the Merger Agreement shall not be available to any Party if such failure of the Closing to occur on or prior to the End Date is principally caused by or is the result of a material breach of the Merger Agreement by such Party;

WHEREAS, pursuant to Section 1(a) of the Waiver, each of the Parties waived its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to November 30, 2017;

WHEREAS, as of the date hereof, certain approvals required under Section 7.1(b) of the Merger Agreement have not been obtained (the “Outstanding Approvals”) and the Parties have reasonably determined that certain of such Outstanding Approvals will not be obtained by November 30, 2017;

WHEREAS, in light of the above-referenced Outstanding Approvals, the Parties acknowledge that it is reasonably expected that each Party will have the right to terminate the Merger Agreement pursuant to Section 8.2(a) on December 1, 2017;

WHEREAS, as of the date hereof, each of the Parties has reasonably determined and therefore acknowledges that (i) each of the other Parties has performed its obligations under the Merger Agreement in all material respects including the obligation to use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, as soon as practicable, and (ii) there has been no breach of any representation, warranty, covenant or agreement under the Merger Agreement on the part of any of the Parties; and

WHEREAS, in light of the above-referenced Outstanding Approvals, the board of directors of each of the Parties has determined that it is in such Party’s best interests and the best interests of its stockholder or stockholders (as applicable) for the Parties to continue to be bound by the Merger Agreement and each of the Parties desires to waive certain of its rights and obligations under the Merger Agreement, as set forth in Section 1 of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and undertakings contained herein, and other good and valuable consideration, and subject to and on the terms and conditions set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

SECTION 1. Waiver and Agreement.

(a)	Each of the Company and Parent hereby waives its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to April 1, 2018.

(b)	(i) The Company hereby (x) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of Parent or Merger Sub and (y) irrevocably waives any claim against each of Parent and Merger Sub based upon or arising out of any actual or alleged breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof; and (ii) Parent hereby (x) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of the Company and (y) irrevocably waives any claim against the Company based upon or arising out of any actual or alleged breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof and in each of the foregoing clauses (i) and (ii), for all purposes under the Merger Agreement including Section 8.3(a), Section 8.4(b) and Section 8.5 (as applicable).

SECTION 2. General Provisions.

(a)	Except as expressly provided herein, nothing in this Agreement shall be deemed to constitute a waiver of compliance by any Party with respect to any other term, provision or condition of the Merger Agreement or shall be deemed or construed to amend, supplement or modify the Merger Agreement or otherwise affect the rights and obligations of any Party thereto, all of which remain in full force and effect.

(b)	The following provisions from the Merger Agreement shall be incorporated into, and be effective with respect to, this Agreement as if set forth herein in their entirety: Section 9.2 (Modification or Amendment), Section 9.4 (Counterparts), Section 9.5 (Governing Law; Arbitration; Specific Performance; Sovereign Immunity), Section 9.6 (Notices), Section 9.9 (Obligations of Parent and of the Company), Section 9.11 (Severability) and Section 9.13 (Assignment).

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

GENWORTH FINANCIAL, INC.

/s/ Ward E. Bobitz
Name: Ward E. Bobitz
Title: Executive Vice President

ASIA PACIFIC GLOBAL CAPITAL CO., LTD.

/s/ Xiaoxia Zhao
Name: Xiaoxia Zhao
Title: Director and General Manager

ASIA PACIFIC GLOBAL CAPITAL USA CORPORATION

/s/ Xiaoxia Zhao
Name: Xiaoxia Zhao
Title: President